SAMSUNG
ELECTRONICS

04046309

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 17, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

dw 11/30

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG

November 17, 2004

Related Party Transaction

Details

1. Transaction counter party: Samsung Gwangju Electronics (affiliate)
2. Transaction amount: KRW 2.2 billion
3. Transaction target: raw materials
4. Purpose: Disposal of raw materials due to relocation of production base by Samsung Electronics
5. The management committee authorized the transaction on November 15, 2004

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 17, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

November 17, 2004

Debt Guarantee for Related Party

Board Committee Resolution

The management committee of Samsung Electronics Co., Ltd. authorized a total of USD 125 million in debt guarantee for overseas subsidiaries on November 15, 2004.

Details

1. PT. Samsung Electronics Indonesia

- Debt guarantee: USD 10 million (renewal)
- Guarantee period: December 6, 2004 – December 5, 2005
- Creditor: Citibank
- Debt guarantee ceiling to PT. Samsung Electronics Indonesia: USD 20 million (including the renewed guarantee)

2. Samsung Electronics Poland, SP. ZO. O

- Debt guarantee: USD 15 million (renewal)
- Guarantee period: December 11, 2004 – December 10, 2005
- Creditor: Handlowy w Warszawie S.A.
- Debt guarantee ceiling to Samsung Electronics Poland, SP. ZO. O: USD 35 million (including the renewed guarantee)

3. Samsung Electronics America, Inc.

- Debt guarantee: USD 40 million (renewal)
- Guarantee period: December 16, 2004 – December 15, 2005
- Creditor: ABN AMRO
- Debt guarantee ceiling to Samsung Electronics America, Inc.: USD 355 million (including the renewed guarantee)

4. Samsung Vina Electronics Co., Ltd.

- Debt guarantee: USD 5 million (renewal)
- Guarantee period: December 19, 2004 – December 18, 2005
- Creditor: Citibank
- Debt guarantee ceiling to Samsung Vina Electronics Co., Ltd.: USD 5 million (including the renewed guarantee)

5. Samsung Europe PLC.

- Debt guarantee: USD 55 million (renewal)
- Guarantee period: December 28, 2004 – December 27, 2005
- Creditor: Citibank
- Debt guarantee ceiling to Samsung Europe PLC: USD 168 million (including the renewed guarantee)